EXHIBIT 12.1
HRG GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

	Year ended September 30,
(in millions, except ratios)	2011	2012	2013	2014	2015
Income (loss) from continuing operations before income taxes	$57.9	$25.4	$118.3	$213.2	$(440.8)
Add back fixed charges
Interest expense	249.3	251.0	511.9	321.9	429.7
Estimated interest within rental expense	13.9	12.3	17.1	15.6	14.5
Total fixed charges	$263.2	$263.3	$529.0	$337.5	$444.2
Earnings (loss) before fixed charges	321.1	288.7	647.3	550.7	3.4

Fixed charges as above	263.2	263.3	529.0	337.5	444.2

Ratio of earnings to fixed charges	1.2	1.1	1.2	1.6	(a)

Deficiency of (loss) earnings to fixed charges (a)					$(440.8)

(a) Due to losses for the year ended September 30, 2015, the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $440.8 in the period in order to achieve a ratio of 1:1.